1299040

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04020173

Act Securities Exchange Act of 1934
Section 15
Rule 15c3-3
Public Availability March 10, 2004

March 3, 2004

Mr. Steven Zakrzewski
Compliance Director
Terra Nova Trading, L.L.C.
100 S. Wacker Drive, Suite 1550
Chicago, IL 60606

Re: Application to Establish an Omnibus Account

Dear Mr. Zakrzewski:

We have received your letter dated February 23, 2004, in which you request on behalf of Terra Nova Trading, L.L.C. ("Applicant"), that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about March 8, 2004, the Applicant will begin self-clearing its customer accounts, which currently clear through Instinet Clearing Services, Inc. ("Delivering Firm"). Each account will become established on the books and records of the Applicant with corresponding securities positions being recorded as "short" in an omnibus account at the Delivering Firm. The positions will be transferred from the Delivering Firm to the Applicant, and the omnibus account gradually will be reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

PROCESSED
AUG 03 2004
THOMSON
FINANCIAL

(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities which have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Thomas K. McGowan
Assistant Director

cc: Ms. Susan DeMando, NASD

TKM/rg

TerraNovaTrading

p (312) 827 3600
(866) 866 6546
f (312) 827 3696

100 S. WACKER DR. SUITE 1550
CHICAGO, IL 60606

www.terranovatrading.com

February 23, 2004

VIA OVERNIGHT MAIL

Ms. Annette Nazareth
Director
United States Securities & Exchange Commission
Division of Market Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Application Pursuant to SEC Rule 15c3-3(c)(7) – Good Control Location

Dear Ms. Nazareth:

Please use this letter as Terra Nova Trading, L.L.C.'s ("Terra Nova") request, per the above referenced rule, to facilitate an omnibus account for the prompt and orderly transfer of customer accounts in bulk from our "fully-disclosed" relationship at Instinet Clearing Services, Inc. ("ICS") to a self-clearing environment at Terra Nova. Effective settlement date March 8, 2004, the accounts will be transferred to Terra Nova's books and records from ICS. In order to facilitate the transfer of accounts and delivery of the customers' securities from ICS to Terra Nova, each party will establish an omnibus account on its books and records. Accordingly, effective March 8, 2004 the "location" of securities "long" in the accounts carried by Terra Nova will be the omnibus account maintained on Terra Nova's books with ICS. Pursuant to the above referenced rule, Terra Nova requests that the ICS omnibus account maintained on its books and records be considered an adequate control location for a period of 30 days from March 8, 2004 in order to comply with the possession and control requirements of SEC Rule 15c3-3. The following representations are made for your consideration:

Terra Nova's books and records will reflect:

1. All of the customer security positions and money balances previously held at ICS.
2. Any security position not transferred by ICS will be located in the omnibus account at Terra Nova.
3. All the responsibility to transfer all customer transactions in the customer accounts will be the responsibility of Terra Nova.

TerraNovaTrading

p (312) 827 3600
(866) 866 6546
f (312) 827 3696

100 S. WACKER DR. SUITE 1550
CHICAGO, IL 60606

www.terranovatrading.com

4. After 30 days, all security positions in the omnibus account will be moved to a fail to receive account, and will be calculated as a credit in the Special Reserve Computation.

We have received assurances from Instinet Clearing Services, Inc. that they will do the following:

1. Treat the omnibus account as a customer account.

2. Treat the customer securities in the omnibus account as fully-paid for.

3. Will promptly deliver the securities in the omnibus account to Terra Nova.

A copy of the letter is enclosed.

Please do not hesitate to contact me at (312) 827-3716 if you have any questions of require additional information.

Please send any response to this letter to the undersigned at the following address:

Terra Nova Trading, L.L.C.
100 S. Wacker Drive, Suite 1550
Chicago, IL 60606

Sincerely,

Steven Zakrzewski
Compliance Director

Cc: NASD – Chicago District Office, Attn. Mr. Chris Kaita
SEC Midwest Regional Office

TerraNovaTrading

P (312) 827 3600
(888) 866 6540
F (312) 827 3696

100 S. WACKER DR, SUITE 1550
CHICAGO, IL 60606

www.terranovatrading.com

February 18, 2004

Mr. Joseph LaRosa
Instinet Clearing Services, Inc.
Harborside Financial Center
900 Plaza 10
3 Second Street
Jersey City, NJ 07311

RE: Good Control Location Requirement for Omnibus Account

Dear Mr. LaRosa,

In order to facilitate a prompt and orderly transfer of customer accounts during our conversion to self-clearing, we suggest that Instinet Clearing Services, Inc. ("ICS") and Terra Nova Trading, L.L.C. ("Terra Nova") both utilize an omnibus account.

For purposes of SEC Rule 15c3-3, Terra Nova Trading, L.L.C. will require in writing the following assurances from Instinet Clearing Services, Inc.:

1. ICS will treat the omnibus account as a customer account.
2. ICS will treat the customer securities in the omnibus account as fully-paid for.
3. ICS will promptly deliver the securities in the omnibus account to Terra Nova.

Please acknowledge receipt and compliance of this letter by signing in the appropriate space below, and return to my attention no later than February 23, 2004. Thank you for your cooperation.

Sincerely,

Steven Zakrzewski
Compliance Director

I understand and agree to the terms stated in this letter.
Instinet Clearing Services, Inc.

Acknowledged by: ______________
Name & Title: Joseph LaRosa Sr. VP Director of Compliance
Dated: 2/18/04